UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
1335 West Saint Mary's Holdings LLC

Legal status of issuer

> **Form**
> Limited Liability Company

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> April 11, 2025

Physical address of issuer
1133 Camelback St. #7909, Newport Beach, CA 92658

Current number of employees
0

NOTE: The financials below represent 1335 West Saint Mary's Owner LLC, the Operating Entity, rather than the holding company, 1335 West Saint Mary's Holdings LLC.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$14,097,417	$0
Cash & Cash Equivalents	$135,114	$0
Accounts Receivable	$98	$0
Short-term Debt	$79,959	$0
Long-term Debt	$7,898,000	$0
Revenues/Sales	$413,113	$0
Cost of Goods Sold	$571,843	$0
Taxes Paid	$17,194	$0
Net Income	-$158,730	$0

May 7, 2026

FORM C-AR

1335 West Saint Mary's Holdings LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by 1335 West Saint Mary's Holdings LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://westsidecommons.primecapi.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 7, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

1335 West Saint Mary's Holdings LLC (the "Company") is a Delaware Limited Liability Company, formed on April 11, 2025.

The Company is located at 1133 Camelback St. #7909, Newport Beach, CA 92658.

The Company's website is https://westsidecommons.primecapi.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Overview:

The Company was formed in Delaware as a limited liability company on April 11, 2025. The Property is a two story 1983 building that was sourced off-market by the Company through a broker relationship. It was fully renovated in 2021 and 2022. The building has been fully renovated with the exception of four units. The renovation budget was approximately $2,000,000.00, with about $20,000.00 spent per unit on the interior of the units. The Company has allocated $60,000.00 to complete the renovations.

The current management company is doing a satisfactory job with current management of the property, maintaining high occupancy and low delinquency. However, the management company historically has rented units at lower than market rate and has higher than needed payroll. This leaves room for improvement and the potential for additional cash flow.

Our strategy is to control operating expenses while maintaining rental rates at market and pushing occupancy. We did not underwrite any rental increases in year one due to flat market rents with a moderate increase of two and one-half percent (2.50%) per year thereafter.

The following are employers at close proximity with the property:
• 3.9 miles from Banner University Medical Center.
• 3.4 miles from The University of Arizona
• 1.7 miles from Central Business District
• 1.1 miles from Mercado District

• 1.5 miles from Caterpillar
• 0.3 miles from Carondelet St. Mary's Hospital.

For additional information about the Property, see the Company's investment summary attached in the Form C as Exhibit 5.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Company's Business and Industry:
If our Company fails to retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on the Company to retain the services of our Manager. Our future also depends on the continued contributions of the Manager and other executive officers or other key personnel which the Company may hire, each of whom could be difficult to replace.

The Company has limited history for investors to evaluate.

The Company was formed in 2025 and has limited operating history for investors to review and has not generated any revenues upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Units.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

Conflicts may exist among our Manager and his employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Managers and not the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Company, our Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of Units. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this Offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Units.

Investors have no voting rights.

Only Members holding Class M Units have voting rights in the Company. Our Manager holds the majority of the voting rights in the Company. There is a total of five Class M Members. Investors who acquire Class D Units in this Offering will have no ability to influence the governance of the Company.

Our Manager cannot be removed.

The Manager of the Company cannot be removed by investors.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company will experience those risks associated with an investment in and ownership of membership units in a newly formed limited liability company.

In particular, the Company and the special purpose vehicles it will acquire the Investment Securities from have no significant operating history and therefore no past performance to help potential investors assess their business plans.

The Manager has significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its Manager have been established by the Manager and may not be on an arm's-length basis. The Manager has considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the Manager and its Affiliates and the Company.

The Manager and its Affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may compete directly with the Company.

The Manager and its Affiliates will be involved with other investments or businesses.

The Manager and its Affiliates may act as manager or be a member in other business entities. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

The Manager will receive distributions from the Company.

The existence of the Manager's interest in Distributable Cash (i.e., right to participate in net proceeds from investments) may create an incentive for the Manager to make more risky business decisions than it would otherwise make in the absence of such carried interest.

Maintenance of an Investment Company Act exemption imposes limits on the Company's operations, and if the Company were to become subject to the Investment Company Act, it likely could not continue its business. The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the "Investment Company Act"). The Company intends to make investments that satisfy requirements that will exempt it from registration under the Investment Company Act and intends to monitor its compliance with applicable exemptions under the Investment Company Act on an ongoing basis. If it fails to comply with an exemption, it could, among other things, be required to register as an investment company or substantially change its operations and investment strategies in order to avoid being required to register as an investment company, either of which would have a material, adverse effect on the Company. If the Company is required to register as an investment company, it would become subject to substantial regulations and restrictions with respect to its capital structure, management, operations, transactions with affiliated persons, portfolio composition, and other matters. This could potentially force it to discontinue its business. The Company will face similar investment company concerns under the various blue-sky laws.

Any projected results of operations included in this Memorandum are forward-looking statements that involve significant risks and uncertainty. All materials or documents supplied by the Company should be considered speculative and are qualified in their entirety by the assumptions, information, and risks disclosed in this Memorandum. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur, many of which are outside the Company's and the Manager's control. Any projections included herein are based on assumptions made regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not equal currently estimated approximate projections and may differ significantly. Therefore, prospective investors should consult with their tax and business advisers about the validity and reasonableness of the factual, accounting, and tax assumptions contained in this Memorandum and the Exhibits to this Memorandum. Neither the Company nor any other person or entity has been authorized to make any representation or warranty as to the future profitability of the Company or of an investment in Units.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company intends to incur certain indebtedness to acquire the Property. The Company may incur additional debt in the future. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns.

The Company may have difficulties receiving debt financing necessary to fund its investment activities.

In the event that the Company is unable to secure debt financing, it may be unable to aquire and operate the Property as intended. The Company currently expects to finance the majority of its investment activities with a loan. The Company may also seek other capital sources. Failure to obtain such financing may have a material and adverse effect on the Company's operations and distributions to the Members. In such event, investors could lose some or all of their investments.

The Manager and its Affiliates may not have had the benefit of separate counsel.

Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the Manager and certain of its Affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

We are relying on the exemption for insignificant participation by benefit plan investors under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 ("ERISA") provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is "significant" if, at any time, 25% or more of the value of any class of equity interest is held by benefit plan investors. Because we are relying on this exemption, we will not accept investments from benefit plan investments of 25% or more of the value of any class of equity interest. If repurchases of Units reach 25%, we may repurchase Units of benefit plan investors without their consent until we are under such 25% limit.

The Company will be subject to those general risks relating to the development, ownership, and operation of real estate.

The Company's economic success will depend upon the results of operations of the Property, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the Property difficult or unattractive. Certain expenditures associated with the Property will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the Property. No assurance can be given that certain assumptions as to the future profits from

such operations will be accurate, since such matters will depend on events and factors beyond the Company's and the Manager's control. These factors include, among others:

• adverse changes in local and national economic conditions;

• changes in the financial condition of buyers and sellers of similar properties;

• changes in the availability of debt financing and refinancing;

• changes in the relative popularity of the Property and in real estate as an investment class;

• changes in interest rates, real estate taxes, operating expenses, and other expenses;

• changes in market capitalization rates;

• changes in utility rates;

• development and improvement of competitive properties;

• ongoing development, capital improvement, and repair requirements;

• risks and operating problems arising out of the presence or scarcity of certain construction materials;

• environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

• physical destruction and depreciation of property and equipment;

• damage to and destruction of the Property, or any improvements or personal property located thereon;

• acts of God;

• changes in availability and cost of insurance;

• unexpected construction costs;

• increases in the costs of labor and materials;

• materials shortages; and

• labor strikes.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Property, some of which are outside the Company's control.

The Property will be subject to those risks typically associated with investments in real estate that produce income based on tenant occupancy and rental revenues. Fluctuations in vacancy rates, rental schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the Property difficult or unattractive. No assurance can be given that

certain assumptions as to the future levels of occupancy of the Property, future rental appreciation, future cost of capital improvements, or future cost of operating the Property will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the Property, financial resources of tenants, rent levels near the Property, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the Property promptly in response to economic or other conditions will be limited, which will affect the Company's ability to realize a return on its investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

The failure of the Property to sufficiently appreciate in value would most likely preclude our investors from realizing an attractive return on their Unit ownership.

There is no assurance that the Property will appreciate in value or will ever be sold at a profit. The marketability and value of the Property will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the Property, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell the Property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of Property. Moreover, we may be required to expend funds to correct defects or to make improvements before the Property can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements. In investing in the Property, we may agree to lockout provisions that materially restrict us from selling the Property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on the Property. These lockout provisions would restrict our ability to sell the Property. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and operating results.

Due to a substantial influx of capital investment and competition for properties, the Property may not appreciate or may decrease in value.

The real estate markets are currently experiencing a substantial influx of capital from investors worldwide. This substantial flow of capital, combined with significant competition for real estate and the strength in the economy, may result in inflated purchase prices for such assets. To the extent we invest in real estate in such an environment, the Company is subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future as it is currently attracting, or if the number of companies seeking to acquire such assets decreases, our returns will be lower, and the value of the Property may not appreciate or may decrease significantly below the amount we pay for it.

The Property's income and value may be adversely affected by national and regional economic conditions, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of "for sale" properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the Property and changes in market rental rates. The Company's income will be adversely affected if a significant number of tenants are unable to pay rent or if our Property cannot stay rented on favorable terms. The Company's performance is linked to economic conditions in the regions where the Property is located. Therefore, to the extent that there are adverse economic conditions in this region, and in this market generally, that impact the applicable market rents, such conditions could result in a reduction of our income and cash available for distributions and thus affect the amount of distributions we can make to investors.

The Property may be subject to foreclosure if a default under any mortgage loan occurs.

Each mortgage loan secured by the Property will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The Property will experience competition.

A number of other comparable properties may be located within the vicinity of the Property. These competitive properties may reduce demand for the Property. Competition from nearby properties or oversupply of retail space near the Property could make it more difficult to attract tenants or buyers when the Company is ready to sell the Property. Competition may increase costs and reduce returns on the Property and thus reduce returns to the Company and the Members.

Due diligence may not uncover all material facts.

Our Manager will endeavor to obtain and verify material facts regarding the Property. It is possible, however, that our Manager will not discover certain material facts about the Property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such property may not yet have been discovered.

The Property or a portion of the Property could become subject to an eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the Property and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Property.

The Company's ability to sell or operate the Property as intended may be adversely affected by such regulations, which could affect returns therefrom.

Any person who supplies services or materials to the Property may have a lien against such Property securing any amounts owed to such person under state law.

Therefore, even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic's lien rights against such Property. If one or more mechanics' liens does appear against the Property, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the Property could negatively affect returns therefrom.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the Company's investors.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us booking the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to you.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the Company's cash flows and the return on investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the Company pays for coverage against property and casualty claims. Additionally, to the extent the Company finances the acquisition of an Underlying Asset, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit the Company's ability to finance or refinance its properties if so required. In such instances, the Company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The Company may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the Company may establish, the Company has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent the Company must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

We may not have control over costs arising from rehabilitation of the Property.

We intend to perform renovations to the Property. Consequently, we may retain independent general contractors to perform the actual physical rehabilitation and/or construction work and will be subject to risks in connection with a contractor's ability to control rehabilitation and/or construction costs, the timing of completion of rehabilitation and/or construction, and a contractor's ability to build in conformity with plans and specification. The Company may hire a contractor that underestimates the material and labor costs, and in turn, the renovations could suffer from cost overruns which could adversely affect investments by investors. In addition, if there are cost overruns or multiple unforeseen change orders, the timeline for renovation of the Property could be adversely affected, which could negatively affect investors' investments.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws

historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Units of our Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made, as the case may be.

An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor.

Please carefully review the below risks, among others, and consult your own tax adviser about the specific tax consequences to you before investing.

• The tax allocation of the Company's income and loss may be challenged by the Internal Revenue Service.

• An audit of the Company's return by the Internal Revenue Service may lead to adjustments to the Members' tax returns and an audit of the Members' tax returns.

• Under the Bipartisan Budget Act of 2015, which took effect in January of 2018, the Company must designate a Partnership Representative for each tax year. Federal law gives the Partnership Representative significant discretion in the event of an audit by the Internal Revenue Service, including the sole authority to make elections that bind the Company and all of the Members. While it is the intent of the Company that the Partnership Representative do what is in the best interests of the Company, actions taken by the Partnership Representative may have a negative effect on one or more current or former Members.

• Any tax benefits from ownership of Units will not be available unless the Company and the Company's Members have a profit motive.

The Company has not requested an IRS ruling as to its partnership tax status.

Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its Members including, but not limited to, the following:

• Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level. This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

• Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

• Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

• Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

• Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

• Impact on Members' Basis: The tax basis of a partner's interest in the partnership affects the taxation of distributions and sales of partnership interests. Reclassification may alter the Members' basis calculations.

The Company may be required to comply with the Corporate Transparency Act ("CTA") and may be subject to civil and criminal penalties if it fails to do so.

The Corporate Transparency Act (CTA), requires certain entities, including the Company, to report beneficial ownership information to the Financial Crimes Enforcement Network (FinCEN). This includes details about individuals who directly or indirectly own or exercise substantial control over the entity. The CTA provides for both civil and criminal penalties (up to $10,000- and two-years' imprisonment) if the reporting company willfully provides false information, fails to provide complete information, or fails to update information. While currently, the Manager and the Company are entities not obligated to report under the CTA, application of the CTA to certain entities could change in the future requiring them to report.

Risks Related to the Offering:

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

We are relying upon an exemption from registration under Regulation CF.

Compliance with securities exemptions is highly technical, and if we were found to be not in compliance with the exemption, it is possible that an investor could seek rescission of their investment, and such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be

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successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company's conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company's basis for such exemption.

Although the Company will generally invest the net proceeds of the Offering into purchasing, improving, and operating the Property, our Manager has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We may experience investment delays.

There may be a delay between the time an investor's subscription is accepted by the Company and the time the proceeds of this offering are deployed. During these periods, the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will not yield a return as high as if deployed towards real estate.

Investment in the Company involves certain tax and ERISA risks of which investors should be aware.

An investment in the Company involves certain tax risks of general application to all investors and certain other risks specifically applicable to Keogh accounts, Individual Retirement Accounts, and other tax-exempt investors. Such investors should consult their tax advisors prior to investing in the Company.

The Company will either rely on the exemption for insignificant participation by benefit plan investors or the real estate operating company exemption under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 ("ERISA") provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is "significant" if, at any time, twenty-five percent (25%) or more of the value of any class of equity interest is held by benefit plan investors. If we rely on this exemption, we will not accept investments from benefit plan investments of twenty-five percent (25%) or more of the value of any class of equity interest. If repurchases of units reach twenty-five percent (25%), we may repurchase units of benefit plan investors without their consent until we are under such twenty-five percent (25%) limit. Alternatively, we may rely on the real estate operating exemption. Generally, to qualify for the real estate operating company exemption a Company must (i) have at least 50% of its assets (valued at cost) invested in real estate as of the date of its first long-term investment and on at least one day during each annual valuation period that follows, (ii) which is managed or developed and with respect to which such company has the right to substantially participate directly in the management or development activities.

Potential breach of the security measures of our investment platform could have a material adverse effect on the Company.

The highly automated nature of the investment platform through which potential investors acquire Units may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the investment platform, the Company, our Manager or our service providers could be breached. Any accidental or willful security breaches or other unauthorized access could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights.

For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Units you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This Offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The Company is relying on other financing sources outside of this Offering to fully fund the project.

The funds raised in this Offering will be insufficient to accomplish he Company's business plan. The Company intends to raise funds from other sources and to obtain debt financing. If insufficient funds are raised, the Company may be required to seek alternative financing. Failure to do so could result in a failure to fully fund the projects and a potential loss for investors.

The Target Offering Amount is insufficient to fund the Company's planned business operations.

The Target Offering Amount is set at $5,000.00. While the Company may not need to raise the maximum raise amount to operate, the Company must raise more than the Target Offering Amount to sufficiently capitalize the Company in order to be able to operate as planned.

Besides assisting with various operational aspects of the Company and its business plan, the Company may have its Manager, officers, and employees assist with capital raising activities and they intend to meet the non-exclusive safe harbor for exemption from the broker-deal licensing requirements through the "issuer exemption" under Section 3a4-1 of the Securities Exchange Act of 1934Section 3a4-1 of the Securities Exchange Act of 1934.

If it is found that they do not meet the requirements of the non-exclusive safe harbor and are otherwise considered acting as unlicensed broker-dealers, the Company and these Members could be subject to fines and other penalties and the Company could be forced to offer its investors a right of recission and a return of their investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and

reporting requirements that would place a burden on our Managers.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Delaware law, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a arbitration, under the Subscription Agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three- arbitrator panel within thirty (30) days of the final award.

. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation. Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and there will likely not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $100.00 per Class D Unit price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted value criteria for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Class D Units you purchase at the $100.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Units is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Units acquired in this Offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities will be subject to dilution via the sale of Class D Units and through the sale of additional classes of Units in the Company. In addition, the Company could create and sell Units which may have priority over the Securities offered in this Offering. The number of such Securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the Securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which Securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Units have been arbitrarily determined.

The purchase price for the Units for this Offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Units are being offered, the Units may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our Securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their Securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Company Agreement that prohibit transfers unless approved by our Managers, in its sole discretion, and the transferee and transferor have met other conditions established by our Company Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on our Managers' current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking

statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward- looking statements.

It is possible that actual results from the sale of the properties will be different than the returns anticipated by our Managers and/or that these returns may not be realized in the timeframe projected by our Managers, if at all.

This Offering Statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward- looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us.

Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Overview:

The Company was formed in Delaware as a limited liability company on April 11, 2025. The Property is a two story 1983 building that was sourced off-market by the Company through a broker relationship. It was fully renovated in 2021 and 2022. The building has been fully renovated with the exception of four units. The renovation budget was approximately $2,000,000.00, with about $20,000.00 spent per unit on the interior of the units. The Company has allocated $60,000.00 to complete the renovations.

The current management company is doing a satisfactory job with current management of the property, maintaining high occupancy and low delinquency. However, the management company historically has rented units at lower than market rate and has higher than needed payroll. This leaves room for improvement and the potential for additional cash flow.

Our strategy is to control operating expenses while maintaining rental rates at market and pushing occupancy. We did not underwrite any rental increases in year one due to flat market rents with a moderate increase of two and one-half percent (2.50%) per year thereafter.

The following are employers at close proximity with the property:
• 3.9 miles from Banner University Medical Center.
• 3.4 miles from The University of Arizona
• 1.7 miles from Central Business District
• 1.1 miles from Mercado District
• 1.5 miles from Caterpillar
• 0.3 miles from Carondelet St. Mary's Hospital.

For additional information about the Property, see the Company's investment summary attached in the Form C as Exhibit 5.

Business Plan

Purchase:
The Company acquired the Property for a purchase price of $10,750,000.00. The Company acquired the Property through a wholly owned subsidiary called 1335 West Saint Mary's Owner LLC, which is a Delaware limited liability company. The purchase and sale agreement is attached to the Form C as Exhibit E. The Company funded the purchase of the Property with the proceeds from a previous offering exempt from registration under Regulation D, Rule 506(b), this Offering, a concurrent offering exempt from registration under Regulation D, Rule 506(c), and third-party debt financing. The Company received $7,898,000.00 in debt financing with a 5-year term, interest only for three years, and an interest rate of five and 40/100 percent (5.40%). If the amount raised by the Offering, and other Company offerings, would not have been sufficient as determined by the Manager prior to the Offering Deadline for this Offering, and the Company

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would have been unable to obtain alternative financing, all investor funds would have been returned without interest or deduction for expenses.

Property Management:
The Company hired a third party to act as property manager for the Property.

Exit Strategy of Self-Liquidation:
The Company expects to be self-liquidating upon the eventual sale of the Property. The Company currently anticipates selling the Property in four to six years after acquisition, although this will depend on market conditions and other factors outside of the Company's and Manager's control.

Regulation:
We are subject to federal state and local laws that affect property entitlement, development, and ownership generally, including permitting and licensing laws and regulations relating to the renovation of property, environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities. See the discussion in "Risk Factors" regarding some of these regulations and the risks they pose for our business. Regulations may vary from jurisdiction to jurisdiction and from state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business. While the Company will use its best efforts to comply with all laws, including federal, state, and local laws and regulations, claims arising out of actual or alleged violations of law could be asserted against us by individuals or governmental authorities. These legal actions could expose the Company to significant damages, legal fees or other penalties that would adversely affect the Company and its ability to distribute income to its Members.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Danny Flores

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Daniel Flores, CEO of Manager, January 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Danny ("Danny") Flores is the CEO, sole director, and only shareholder of Prime Capital Investments, Inc., a Delaware corporation, which has been his principal employment since inception (January 2019). Through Prime Capital Investments, Inc. Mr. Flores manages multiple real estate investment companies. He also owns other various entities within the real estate arena.

He is 58 years old. He spent 16 years in the building industry, from building single family homes to heavy constructions, building roadways and waterways.

He worked for Bank of the West syndicating loans in the middle market arena prior to becoming a full- time real estate investor. He has been buying multifamily assets since the year 2000, where he has had numerous projects go full cycle successfully.

Education

He possesses a Bachelor of Science degree in Business Administration with an emphasis on General Financial Management from the University of Southern California.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	500
Voting Rights	No voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Distributions will be made in accordance with the terms of the Company Agreement. The Company is currently making distributions. Distributable Cash will come from two sources: Company operations and capital transactions. Each source has its own

	distribution terms as follows below. Distributions shall be prorated for any Member who was not a Member of the Company for the entire period for which a distribution is made. Distributable Cash shall be distributed as follows: • First, Class A Members will ratably receive a cumulative non-compounding preferred return of twelve percent (12%) per annum calculated on their unreturned capital contributions, with six percent (6%) payable hereunder, and six percent (6%) accruing and payable pursuant to a capital transaction or liquidation of the Company as described below. • Thereafter Class M Members will receive any remaining Distributable Cash ratably apportioned according to their Class M Percentage Interests. Distributable Cash distributed as a result of a capital transaction or liquidation and dissolution of the Company: • First, Class A Members will ratably receive any accrued but unpaid preferred return. • Second, Class A Members will ratably receive a return of all their unreturned capital contributions. • Thereafter, Class M Members will ratably receive any remaining Distributable Cash. Please review the foregoing distribution terms in the Company Agreement, included as Exhibit 2 to the Offering Memorandum.

Type of security	Class B LLC/Membership Interests
Amount outstanding	24,400
Voting Rights	No voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Distributions will be made in accordance with the terms of the Company Agreement. The Company is currently making distributions. Distributable Cash will come from two sources: Company operations and capital transactions. Each source has its own distribution terms as follows below. Distributions shall be prorated for any

	Member who was not a Member of the Company for the entire period for which a distribution is made. Distributable Cash shall be distributed as follows: • First, Class B Members will ratably receive a cumulative non-compounding preferred return of eight percent (8%) per annum calculated on their unreturned capital contributions. • Thereafter, Class B Members will receive seventy percent (70%) and Class M Members will receive thirty percent (30%) of any remaining Distributable Cash until Class B Members have received a fifteen percent (15%) IRR, after which Class B Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash, ratably apportioned according to their Class B and Class M Percentage Interests. Distributable Cash distributed as a result of a capital transaction or liquidation and dissolution of the Company: • First, Class B Members will ratably receive any accrued but unpaid preferred return. • Second, Class B Members will ratably receive a return of all their unreturned capital contributions. • Thereafter, Class B Members will receive seventy percent (70%) and Class M Members will receive thirty percent (30%) of any remaining Distributable Cash until the Class B Members have received a fifteen percent (15%) IRR, after which Class B Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash, ratably apportioned according to their Class B and Class M Percentage Interests. Please review the foregoing distribution terms in the Company Agreement, included as Exhibit 2 to the Offering Memorandum.

Type of security	Class C LLC/Membership Interests
Amount outstanding	10,000
Voting Rights	No voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Distributions will be made in accordance with the terms of the Company Agreement. The Company is currently making distributions. Distributable Cash will come from two sources: Company operations and capital transactions. Each source has its own distribution terms as follows below. Distributions shall be prorated for any Member who was not a Member of the Company for the entire period for which a distribution is made. Distributable Cash shall be distributed as follows: • First, Class C Members will ratably receive a cumulative non compounding preferred return of nine percent (9%) per annum calculated on their unreturned capital contributions. • Thereafter, Class C Members will receive eighty percent (80%) and Class M Members will receive twenty percent (20%) of any remaining Distributable Cash, ratably apportioned according to their Class C and Class M Percentage Interests. Distributable Cash distributed as a result of a capital transaction or liquidation and dissolution of the Company: • First, Class C Members will ratably receive any accrued but unpaid preferred return. • Second, Class C Members will ratably receive a return of all their unreturned capital contributions. • Thereafter, Class C Members will receive eighty percent (80%) and Class M Members will receive twenty percent (20%) of any remaining Distributable Cash, ratably apportioned according to their Class C and Class M Percentage Interests. Please review the foregoing distribution terms in the Company Agreement, included as Exhibit 2 to the Offering Memorandum.

Type of security	Class M LLC/Membership Interests
Amount outstanding	100
Voting Rights	Only Members holding Class M Units shall have voting rights and be permitted to vote on Company matters. Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Class M Members entitled to vote or consent. The approval of the Class M Members is required for: • Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Company Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Company Agreement shall accurately reflect the agreement among the Members; or (v) reflect information regarding the admission of any additional or substitute Member, provided in each case that the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences. • To cause the voluntary dissolution of the Company, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company. • Merger or sale of the Company where the Company is not the surviving entity; and • Such other matters as are required by the Company Agreement or the Delaware limited liability company act.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Distributions will be made in accordance with the terms of the Company Agreement. The Company expects to start making distributions four to six months after acquisition of the

	Property. Distributable Cash will come from two sources: Company operations and capital transactions. Each source has its own distribution terms as follows below. Distributions shall be prorated for any Member who was not a Member of the Company for the entire period for which a distribution is made. See other membership classes for description of Class M distributions. Please review the foregoing distribution terms in the Company Agreement, included as Exhibit 2 to the Offering Memorandum.

Type of security	Class D LLC/Membership Interests
Amount outstanding	6,277
Voting Rights	No voting rights
Anti-Dilution Rights	The Class D Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company plans to make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the Company issuing additional Units. In other words, when the Company issues more Units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of Units outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into Units. If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit. If you are making an investment expecting to own a certain percentage of the Company or expecting each Unit to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Unit.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Other Material Terms or information.	Distributions will be made in accordance with the terms of the Company Agreement. The Company is already making distributions. Distributable Cash will come from two sources: Company operations and capital transactions. Each source has its own distribution terms as follows below. Distributions shall be prorated for any Member who was not a Member of the Company for the entire period for which a distribution is made. Distributable Cash shall be distributed as follows: From the Class D Unit Percentage Share: • First, Class D Members will ratably receive a cumulative non-compounding preferred return of six percent (6%) per annum calculated on their unreturned capital contributions. • Thereafter, Class D Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash until Class D Members have received a twelve percent (12%) IRR, after which Class B Members will receive fifty percent (50%) and Class M Members will receive fifty percent (50%) of any remaining Distributable Cash, ratably apportioned according to their Class D and Class M Percentage Interests. Distributable Cash distributed as a result of a capital transaction or liquidation and dissolution of the Company: • First, Class D Members will ratably receive any accrued but unpaid preferred return. • Second, Class D Members will ratably receive a return of all their unreturned capital contributions. • Thereafter, Class D Members will receive sixty percent (60%) and Class M Members will receive forty percent (40%) of any remaining Distributable Cash until the Class D Members have received a twelve percent (12%) IRR, after which Class D Members will receive fifty percent (50%) and Class M Members will receive fifty percent (50%) of any remaining Distributable Cash, ratably apportioned according to their Class D and Class M Percentage Interests. Please review the foregoing distribution terms in the Company Agreement, included as Exhibit 2 to the Offering Memorandum.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Fannie Mae
Amount outstanding	$7,898,000.00
Interest rate and payment schedule	Fixed Interest rate of 5.40%. Five year loan with 3-year interest only.
Amortization schedule	Approximate interest only monthly payment of ~$35,000 and ~$44,300 fully amortizing the last two year.
Describe any collateral or security	Collateralized by the cash flow and the real estate.
Maturity date	June 18, 2030
Other material terms	

The total amount of outstanding debt of the company is $7,898,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	500	$50,000.00	Proceeds were used to acquire the property.	April 24, 2025	Rule 506(b)
LLC/Membership Interests	0	$0.00	No proceeds were received.	May 13, 2025	Rule 506(c)
LLC/Membership Interests	6,750	$675,000.00	Proceeds were used to acquire the property.	April 24, 2025	Rule 506(b)
LLC/Membership Interests	1,765	$1,765,000.00	Proceeds were used to acquire the property.	May 13, 2025	Rule 506(c)
LLC/Membership Interests	5,000	$500,000.00	Proceeds were used to acquire the property.	April 24, 2025	Rule 506(b)
LLC/Membership Interests	5,000	$500,000.00	Proceeds were used to acquire the property.	May 13, 2025	Rule 506(c)
LLC/Membership Interests	100	In exchange for services	Proceeds are being held in escrow and will be used to acquire and improve the Property.	April 11, 2025	Section 4(a)(2)
LLC/Membership Interests	6,277	$627,700.00	Offering proceeds, debt financing, Reg CF offering costs, other offering	May 19, 2025	Regulation CF

			costs, intermediary fees, property purchase, closing costs, acquisition fee, property renovations, working capital.		

Ownership

Daniel Flores, the CEO and sole shareholder of Prime Capital Asset Management, Inc., is the beneficial owner of 100% of the Company's outstanding voting equity securities, calculated on the basis of voting power. No other Member holds voting equity securities.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel Flores, CEO, Prime Capital Asset Management, Inc.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

NOTE: The financials below represent 1335 West Saint Mary's Owner LLC, the Operating Entity, rather than the holding company, 1335 West Saint Mary's Holdings LLC.

Overview

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

Operating Results

The Company ended 2025 with total revenue of $447,842. Net Operating Income was $218,423. Total Debt Service paid in 2025 was $218,423. Total Cash Flow ending 2025 was $25,939. Occupancy ending 12/31/25 was 84.52%.

Liquidity and Capital Resources

The Company has cash or cash equivalents of $135,114. The Company acquired Property for a purchase price of $10,750,000.00. The purchase and sale agreement is attached to the Form C as Exhibit E. The Company received $7,898,000.00 in debt financing with a 5-year term, interest only for three years, and an interest rate of five and 40/100 percent (5.40%).

On April 24, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $50,000.00.

On May 13, 2025 the Company conducted an offering pursuant to Rule 506(c) and raised $0.00.

On April 24, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $675,000.00.

On May 13, 2025 the Company conducted an offering pursuant to Rule 506(c) and raised $1,765,000.00.

On April 24, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $500,000.00.

On May 13, 2025 the Company conducted an offering pursuant to Rule 506(c) and raised $500,000.00.

On April 11, 2025 the Company conducted an offering pursuant to Section 4(a)(2) and raised $In exchange for services.

On May 19, 2025 the Company conducted an offering pursuant to Regulation CF and raised $627,700.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have a five-year Fannie Mae loan in the amount of $7,898,000 with a fixed interest rate of 5.40%.

Plan of Operations

The Company acquired a Property that is a two story 1983 building. The building has been fully renovated in 2021 & 2022, with the exception of four units. The renovation budget was approximately $2,000,000.00, with about $20,000.00 spent per unit interior. on the interior of the units. The Company has allocated $60,000.00 to complete the renovations.

Our strategy is to control operating expenses while maintaining rental rates at market and pushing occupancy. We did not underwrite any rental increases in year one due to flat market rents with a moderate increase of two and one-half percent (2.50%) per year thereafter.

Trends and Uncertainties

The Company has a limited operating history and not enough historical operating data for trend analysis. Nonetheless, the Company's business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy

decisions and general trends in the real estate industry. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company's financial condition and the results of its operations.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	The Manger
Relationship to the Company	
Total amount of money involved	$344,402.93
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	The manager or its affiliates have advanced

	approximately $344,402.93 for business start-up costs and offering costs.

Company Other Transactions

Related Person/Entity	The Manager
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	100 Class M Units
Benefits or compensation received by Company	
Description of the transaction	The Manager has been issued 100 Class M Units in the Company and is therefore a Member of the Company as a result thereof.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Danny Flores
_____
(Signature)

Danny Flores
_____
(Name)

Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

1335 WEST SAINT MARY'S OWNER, LLC

ACCOUNTANT'S COMPILATION REPORT

PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 20147
TELEPHONE (202) 445-6440

1335 WEST SAINT MARY'S OWNER, LLC

TABLE OF CONTENTS   **Page**



Accountant's Compilation Report

To the Management

1335 WEST SAINT MARY'S OWNER, LLC/WESTSIDE COMMONS PROPERTY

Management is responsible for the accompanying financial statements of **1335 WEST SAINT MARY'S OWNER, LLC and WESTSIDE COMMONS PROPERTY (the combined entity),** which comprise the combined balance sheet as of December 31, 2025, and the related combined statements of income for the year ended, in accordance with the basis of accounting described in the following notes.

We have performed a compilation engagement in accordance with Statements on Standards, for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Servies Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Basis of Accounting

The 1335 West Saint Mary's Owner, LLC financial statements have been prepared on the accrual basis of accounting. The Westside Commons (property operations) financial statements have been prepared on the cash basis of accounting. These statements have been combined for presentation purposes.

Entities Included

- 1335 West Saint Mary's Owner, LLC – Special Purpose Entity which owns 100% of the property.
- Westside Commons – Name of the Property. Property operations managed by Northstar Management and Consulting, Inc., 1335 W Saint Mary's Road, Tucson AZ

Use of these Financial Statements

These financial statements are intended solely for the information and use of the management of the company listed above and are not intended to be and should not be used for anyone other than these specified parties.

Brickstone & Associates, LLC CPA

April xx, 2026
Ashburn VA USA
VA 134338

1335 WEST SAINT MARY'S OWNER, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2025

ASSETS

CURRENT ASSETS

Cash in Bank	$	135,114
Accounts Receivable		98
Prepaid Expenses		17,111
Total Current Assets		152,323

FIXED ASSETS

Land	2,150,000
Buildings	8,600,000
Property Investment	3,168,350
Others (Capitalized Legal Fees)	78,980
Less: Accumulated Depreciation	(171,337)
Net Fixed Assets	13,825,993

OTHER ASSETS

Escrow Accounts	51,577
Reserve for Capital Improvements	42,224
Property Charges	23,373
Other Deposits	1,927
Net Fixed Assets	119,101

TOTAL ASSETS	$	14,097,417

1335 WEST SAINT MARY'S OWNER, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2025

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	17,385
Taxes Payable		15,792
Management Fees Payable		4,290
Rent in Advance		21,524
Security Deposit		20,968
Total Current Liabilities	$	79,959

LONG-TERM LIABILITIES

Notes Payable		7,898,000
Total Long-Term Liabilities	$	7,898,000

TOTAL LIABILITIES | $ | 7,977,959 |

MEMBERS' EQUITY

Members' Contribution		6,624,986
Owners Distributions		(21,640)
Retained Earnings		(325,158)
Net Income(Loss)		(158,730)
Total Members' Equity	$	6,119,458

TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 14,097,417 |

1335 WEST SAINT MARY'S OWNER, LLC
INCOME STATEMENT
FOR THE PERIOD ENDING DECEMBER 31, 2025

INCOME:

Rental Income	$	413,113
Total Revenue		413,113

EXPENSES:

Administrative	13,563
Advertising	16,156
Contract Services	10,838
Insurance	897
Interest Expense	181,259
Legal and Professional Fees	14,007
Marketing	13,024
Meals	686
Other Expenses	32,314
Payroll	72,388
Property Management Fee	31,197
Pursuit Cost	101,324
Real Estate Taxes	17,194
Repair and Maintenance	17,411
Shipping and postage	143
Subscriptions	873
Travel	4,659
Turnover	11,599
Utilities	32,311

TOTAL OPERATING EXPENSES	$	571,843
NET INCOME (LOSS)	$	(158,730)

1335 WEST SAINT MARY'S HOLDINGS, LLC

ACCOUNTANT'S COMPILATION REPORT

PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 20147
TELEPHONE (202) 445-6440

1335 WEST SAINT MARY'S HOLDINGS, LLC



Accountant's Compilation Report

To the Management
1335 WEST SAINT MARY'S HOLDINGS, LLC

Management is responsible for the accompanying financial statements of **1335 WEST SAINT MARY'S HOLDINGS, LLC,** which comprise the balance sheet as of December 31, 2025, and the related combined statements of income for the year ended, in accordance with the basis of accounting described in the following notes.

We have performed a compilation engagement in accordance with Statements on Standards, for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Servies Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Basis of Accounting

The 1335 West Saint Mary's Holdings, LLC financial statements have been prepared on the accrual basis of accounting. The company is the holding entity and 100% ownership interest in 1335 West Saint Mary's Owner, LLC.

Use of these Financial Statements

These financial statements are intended solely for the information and use of the management of the company listed above and are not intended to be and should not be used for anyone other than these specified parties.

Brickstone & Associates, LLC CPA

April xx, 2026
Ashburn VA USA
VA 134338

1335 WEST SAINT MARY'S HOLDINGS, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2025

ASSETS

CURRENT ASSETS

Cash in Bank	$	402,958
Accounts Receivable		19,310
Prepaid Expenses		-
Total Current Assets		422,268

OTHER ASSETS

Investments in 1335 West Saint Mary's Owner LLC	3,429,000
Net Fixed Assets	3,429,000
TOTAL ASSETS	$ 3,851,268

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Total Current Liabilities	$	-

LONG-TERM LIABILITIES

Notes Payable		-
Total Long-Term Liabilities	$	-

TOTAL LIABILITIES $ -

MEMBERS' EQUITY

Members' Contribution	4,117,700
Partner Distributions	(8,355)
Retained Earnings	-
Net Income(Loss)	(258,077)
Total Members' Equity	$ 3,851,268

TOTAL LIABILITIES AND MEMBERS' EQUITY $ 3,851,268

1335 WEST SAINT MARY'S HOLDINGS, LLC
INCOME STATEMENT
FOR THE PERIOD ENDING DECEMBER 31, 2025

INCOME:

Rental Income	$	-
Total Revenue		-

EXPENSES:

Acquisition Fees	165,000
Bank Fees	12,599
Interest Expense	3,120
Legal and Professional Fees	400
Messanine Loan Interest Payments	71,083
Mortgage Interest	5,875
TOTAL OPERATING EXPENSES	$ 258,077
NET INCOME (LOSS)	$ (258,077)